UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 79727 / January 4, 2017

Admin. Proc. File No. 3-17565

In the Matter of

CAPITAL PREFERRED YIELD FUND-III, LP,
CLEARLY CANADIAN BEVERAGE CORP., and
DIVERSINET CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Capital Preferred Yield Fund-III, LP, Clearly Canadian Beverage Corp., or Diversinet Corp. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Capital Preferred Yield Fund-III, LP, Clearly Canadian Beverage Corp., and Diversinet Corp.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Capital Preferred Yield Fund-III, LP, Clearly Canadian Beverage Corp., and Diversinet Corp. are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Capital Preferred Yield Fund-III, LP, Clearly Canadian Beverage Corp., and Diversinet Corp.,* Initial Decision Release No. 1080 (Nov. 9, 2016), 115 SEC Docket 08, 2016 WL 6647633. The Central Index Key numbers are: 914786 for Capital Preferred Yield Fund-III, LP; 808464 for Clearly Canadian Beverage Corp.; and 918387 for Diversinet Corp.

INITIAL DECISION RELEASE NO. 1080
ADMINISTRATIVE PROCEEDING
File No. 3-17565

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CAPITAL PREFERRED YIELD FUND-III, LP, CLEARLY CANADIAN BEVERAGE CORP., and DIVERSINET CORP.	INITIAL DECISION OF DEFAULT November 9, 2016

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Capital Preferred Yield Fund-III, LP, Clearly Canadian Beverage Corp., and Diversinet Corp. The revocation is based on the Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On September 22, 2016, the Securities and Exchange Commission issued an order instituting proceedings (OIP) against Respondents pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that each Respondent has a class of securities registered with the Commission under Exchange Act Section 12(g) and repeatedly failed to file timely periodic reports with the Commission in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

Respondents were served with the OIP by September 28, 2016, in accordance with Commission Rule of Practice 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and their answers were due by October 11, 2016. *Capital Preferred Yield Fund-III, LP*, Admin. Proc. Rulings Release No. 4259, 2016 SEC LEXIS 3882 (Oct. 14, 2016). I ordered Respondents to show cause by October 24, 2016, why the proceeding should not be determined against them due to their failures to file answers or otherwise defend this proceeding, warning that failure to show cause would result in them being deemed in default, having the proceeding determined against them, and having the registrations of their securities revoked. *Id.* To date, no Respondent has filed an answer, responded to the order to show cause, or otherwise defended the proceeding.

FINDINGS OF FACT

Respondents are in default for failing to file answers, respond to the order to show cause, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Capital Preferred Yield Fund-III, LP, Central Index Key (CIK) No. 914786, is a canceled Delaware corporation located in Lakewood, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 8-A registration statement on April 19, 1995.

Clearly Canadian Beverage Corp., CIK No. 808464, is a British Columbia corporation located in Vaughan, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2007, which reported a loss of over $12.7 million for the prior twelve months.

Diversinet Corp., CIK No. 918387, is an Ontario corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Diversinet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2012, which reported a net loss of over $4.3 million for the prior twelve months.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and its accompanying regulations require issuers of securities registered pursuant to Exchange Act Section 12 to file periodic reports with the Commission. Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondents failed to timely file required periodic reports. As a result, Respondents violated Exchange Act Section 13(a) and Rule 13a-1 or, in the case of Capital Preferred Yield Fund-III, LP, a domestic issuer, Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Capital Preferred Yield Fund-III, LP; Clearly Canadian Beverage Corp.; and Diversinet Corp. are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final with respect to that party.

Respondents are notified that they may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge